VENTURE LENDING & LEASING IX, INC.

104 LA MESA DR., SUITE 102
PORTOLA VALLEY, CA  94028

October 20, 2023

VIA EDGAR

Ms. Lauren Hamilton
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281

Re:	Venture Lending & Leasing IX, Inc.

Dear Ms. Hamilton:

Set forth below are our responses to the comments (restated in italics below) that you imparted during a telephone conversation with us on September 20, 2023, relating to the Annual Report on Form 10-K (“Form 10-K”) of Venture Lending & Leasing Fund IX, Inc (“Fund”) for the year ended December 31, 2022.  Thank you for providing us with your comments and for giving us the opportunity to respond to them in this letter (“Response Letter”).

1.
Comment.  The Form 10-K includes a rendered XBRL file, but does not appear to have the Financial Statements or the Regulation S-X, Rule 12-12 Schedules tagged.  Please comply with Item 601(b) §101 of Regulation S-K, Item 405(b)(3)(i) of Regulation S-T, and Item 406 of Regulation S-T.

Response. We respectfully acknowledge your comment. Questions D.9 and D.10 of the Staff Interpretations and FAQs Related to Interactive Data Disclosure provide that a business development company’s financial statement tagging obligations begin when it files its first Form 10-Q for the fiscal period ending on or after the compliance date, and further, indicate that once the compliance date has passed, BDCs must also tag the cover page of certain forms, including Form 10-K. See also Release No. 33-10514 at FN 151 (describing the phased-in approach for operating companies, including that “Form 10-Q filers will not become subject to the Inline XBRL requirements with respect to Form 10-K or any other form, however, until after they have been required to comply with the Inline XBRL requirements for their first Form 10-Q for a fiscal period ending on or after the applicable compliance date for the respective category of filers.”).

Ms. Lauren Hamilton
October 20, 2023

As a private BDC, the Fund does not have any public float and is not eligible to file a prospectus on Form N-2. Therefore, management believes the Fund qualified for the XBRL tagging compliance date of February 1, 2023.  To comply with the Inline XBRL tagging requirements, the Fund applied XBRL tagging on the cover page of its Form 10-K that was filed on March 15, 2023, the first filing immediately following the compliance date. The Fund filed its first XBRL tagged financial statements in its Form 10-Q for the fiscal quarter ended March 31, 2023.

2.
Comment.  Item 7 of Form 10-K, Results of Operations, Analysis of Interest Income, includes reference in the table and text to “cash and non-cash portion of interest income.”  Please provide supplemental information concerning the nature of the non-cash interest income.

Response. Prospectively, the Fund will disclose supplemental information concerning the nature of the non-cash interest income under Item 7 of Form 10-K as follows:

“Warrants and equity securities received in connection with loan transactions are measured at fair value at the time of acquisition; the non-cash portion of interest income represents the accretion of the discount of these warrants over the life of the loan.”

3.	Comment. On the Schedule of Investments, please disclose the class of shares held of other registered funds as part of title of issue in compliance with Regulation S-X, Rule 12-12.

Response. Prospectively, the Fund will disclose the class of shares held of other registered funds and corresponding Ticker Symbol on its Schedule of Investments and in Note 2: Summary of Significant Accounting Policies of the financial statements included in Form 10-K as follows:

Schedule of Investments:

	Ticker Symbol	Percent of Net Assets		Cost		Fair Value
Cash Equivalents
First American Government Obligations Fund - Class Z	FGZXX	xx%	$	x,xxx,xxx	$	x,xxx,xxx
Total Cash Equivalents		xx%	$	x,xxx,xxx	$	x,xxx,xxx

Note 2 Summary of Significant Accounting Policies:

Within cash and cash equivalents, as of [December 31, 2023], the Fund held [xxx,xxx,xxx] units in the First American Government Obligations Fund Class Z (Ticker Symbol FGZXX) valued at $1 per unit at a yield of [x.x]% and [$xxx,xxx] in cash, which together represented 4.55% of the net assets of the Fund.  Within cash and cash equivalents, as of December 31, 20xx, the Fund held [x,xxx,xxx] units in the First American Government Obligations Fund Class Z (Ticker Symbol FGZXX) valued at $1 per unit at a yield of [x.xx]%, and $[x,xxx,xxx] in cash, which together represented [x.xx]% of the net assets of the Fund.”

* * * * * *

Ms. Lauren Hamilton
October 20, 2023

Should you have any questions or comments, please call me at (650) 234-4308 or our counsel, Mary C. Moynihan at (202) 654-6254.

Very truly yours,

/s/ Jared Thear
Jared Thear
Chief Financial Officer